Filed by Sierra Pacific Resources
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c)
under the Securities and Exchange Act of 1934
Subject Company: Sierra Pacific Resources
Commission File No. 001-08788
Sierra Pacific Resources
Registration Statement on Form S-4
Registration No. 333-127128
The following press release was issued on August 3, 2005 by Sierra Pacific Resources
August 3, 2005
Sierra Pacific Resources Commences Conversion Offer for 7 1/4% Convertible Notes due 2010
     Reno, Nevada—Sierra Pacific Resources (NYSE: SRP) (the “Company”) announced today that it has commenced an offer (the “Offer”) to pay a cash premium to holders (“Holders”) of any and all of its $300 million principal amount outstanding 71/ 4% Convertible Notes due 2010 (the “Notes”) who elect to convert their Notes to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), subject to the terms of the Offer. The Offer is scheduled to expire at 5:00 pm, New York City time, on Wednesday, August 31, 2005, unless extended or earlier terminated (the “Expiration Date”). In addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Notes, Holders who surrender their Notes on or prior to the Expiration Date will receive $180 in cash per $1,000 principal amount of Notes validly surrendered for conversion, plus a cash payment that is equivalent to the amount of interest that would have accrued and become payable after August 14, 2005 (which is the last interest payment date prior to the Expiration Date) up to but not including the settlement date (collectively, the “Conversion Consideration”). Each $1,000 principal amount of Notes is convertible into 219.1637 shares of Common Stock, which is equivalent to a conversion price of $4.5628 per share.
     The Company’s obligation to accept Notes for conversion and to pay the related Conversion Consideration is conditioned on, among other things, the receipt by the Company of adequate financing.

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such Offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     The Offer is being made pursuant to a Conversion Offer Prospectus and related documents. The Company has retained Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. to serve as the Dealer Managers for the Offer and Morrow & Company, Inc. to serve as the Information Agent. If you are interested in participating in this Offer, you should review all of the terms and conditions of the offer in the Conversion Offer Prospectus and related documents. Requests for the Conversion Offer Prospectus relating to the Offer and other documents may be directed to Morrow & Company, Inc. by telephone at 800/654-2468 (toll-free) or 212/754-8000. Questions regarding the Offer may be directed to Lehman Brothers Inc. at 800/443-0892 (toll-free) or 212/526-0111, Attention: Liability Management Group, to Merrill Lynch, Pierce, Fenner & Smith Incorporated at 800/654-8637 (toll-free) or 212/449-4914, Attention: Liability Management Group, or to Deutsche Bank Securities Inc. at 866/627-0391 (toll free) or 212-250-2955.
     Headquartered in Nevada, the Company is a holding company whose principal subsidiaries are Nevada Power Company, the electric utility for most of southern Nevada, and Sierra Pacific Power Company, the electric utility for most of northern Nevada and the Lake Tahoe area of California. Sierra Pacific Power Company also distributes natural gas in the Reno-

Sparks area of northern Nevada. Other subsidiaries include the Tuscarora Gas Pipeline Company, which owns 50 percent interest in an interstate natural gas transmission partnership.